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                 May 16, 2022

       Robert Kelley
       Chief Executive Officer
       Talis Biomedical Corp
       230 Constitution Drive
       Menlo Park, California 94025

                                                        Re: Talis Biomedical
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2022
                                                            File No. 333-264839

       Dear Mr. Kelley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Karen Deschaine